UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 18, 2015

Lima, February 13, 2015
GL-0009/2015

Sirs
SUPERINTENDENCIA DEL
MERCADO DE VALORES – SMV

Material Events

In accordance with Article 28 of the Peruvian Security Market Law and Resolution N° 005-2014.SMV/01, Cementos Pacasmayo announces the following:

The Company’s Board of Directors, in its session held on February 13, 2015, approved unanimously the following:

1)
The Company’s Audited Financial Statements for the fiscal year ended December 2014, and the External Auditor’s Report and notes of the Financial Statement, which will be presented at the Annual Shareholders’ Meeting.

2)	The Annual Report, including the Corporate Governance annual report for the fiscal year ended December 31, 2014.

3)	Recommend to the Annual Shareholders’ Meeting the designation of Paredes, Zaldivar, Burga & Asociados as the external auditors of the Company for fiscal year 2015.

Recommend to the Annual Shareholders’ Meeting the ratification of the distribution of dividends during the fiscal year 2014 for S/. 116,392,920.60 (one hundred sixteen million, three hundred ninety two thousand, nine hundred twenty and 60/100 Nuevos Soles) representing  S/. 0.20 per share, related to retained earnings as of December 31, 2013; and delegation to the Board of Directors to determine the distribution of dividends for fiscal year 2015 on account of retained earnings

4)
Call an Annual Shareholders’ Meeting, to be held at Calle La Colonia No 150, Urb. El Vivero, Surco. The first call will take place at 10:00 am (Peruvian time) on March 27, 2015, while the second call will be at 10:00 am (Peruvian time) on March 31, 2015, to discuss the following agenda:

1.	Approval of the Annual Report, Audited Consolidated Financial Statements, and External Auditor’s Report for the fiscal year ended December 31, 2014

2.	Designation of external auditors for the fiscal year 2015

3.	Ratification of the distribution of dividends during the fiscal year 2014.

4.	Delegate to the Company’s Board of Directors the authority to determine the distribution of dividends during fiscal year 2015 on account of retained earnings and fiscal year 2015 results of operations

With respect to the agenda to be discussed at the Annual Shareholders’ Meeting, the Board of Directors proposals are the following:

1)	Approval of the Annual Report, Audited Consolidated Financial Statements, and External Auditor’s Report for the fiscal year ended December 31, 2014)

Recommendation: The Company’s Board of Directors recommends the approval of the Annual Report, including the Corporate Governance annual report for the fiscal year ended December 31, 2014, as well as the Company’s Audited Financial Statements for the fiscal year ended December 2014, and the External Auditor’s Report and notes of the Financial Statement

Copies in English and Spanish translations of the Company’s Audited Financial Statements for the fiscal year ended December 2014, and the External Auditor’s Report and notes of the Financial Statement can be found on the Company’s website (www.cementospacasmayo.com.pe)

2)	Designation of external auditors for financial year 2015

Recommendation: The Company’s Board of Directors recommends the designation of Paredes, Zaldivar, Burga & Asociados as the external auditors of the Company for fiscal year 2015

3)	Ratification of the distribution of dividends during fiscal year 2014

Recommendation: The Company’s Board of Directors recommends the ratification of the distribution of dividends by the Company during the fiscal year 2014 which amounted S/. 116,392,920.60 (one hundred sixteen million, three hundred ninety two thousand, nine hundred twenty and 60/100 Nuevos Soles) representing S/. 0.20 per share, related to retained earnings as of December 31, 2013; and delegation to the Board of Directors to determine the distribution of dividends for fiscal year 2015 on account of retained earnings

4)	Delegate to the Company’s Board of Directors the authority to determine the distribution of dividends during fiscal year 2015 on account of retained earnings and fiscal year 2015 results of operations

5)
Recommendation: The Company’s Board of Directors recommends the approval of the application of fiscal year 2014 results of operations to “Retained Earnings”, as well as the delegation to the Board of Directors of the authority to decide the distribution of dividends based on the retained earnings account and fiscal year 2015 operating results. For more information regarding the Company’s dividend policy, please visit the  Company’s website (www.cementospacasmayo.com.pe/investors)